GOLD MEDAL PERFORMANCES

NEVADA REVIEW & OUTLOOK

LEE KRUGERUD
Vice President,
Business Affairs,
North American Operations

                                                                 [GLOBE GRAPHIC]

MIF NEVADA MINE TOUR

OCTOBER 5, 2000

                                                                         Newmont
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                             NEVADA: OUR FOUNDATION
-    Production

        -      1999:  2.5 mm oz

        -      2000E:    ~ 2.9 mm oz
-    2000E:

        -      < $208/oz total cash costs

-    35 years of innovation

-    Produced 30 mm oz

-    34 mm oz of reserves w/BMG

-    2,800 employees

                                                [PHOTOGRAPH OF MINING OPERATION]

                                                                         Newmont

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                         NEVADA: A LONG-LIVED CORE ASSET

Unparalleled  mining and  processing  flexibility

- 9 open pit & 4  underground mines

- 17 processing facilities

2 mm acre land position

[LOCATION MAP GRAPHIC IDENTIFYING NEWMONT CHECKERBOARD PROPERTY AND NOTING LOCATION OF TWIN CREEKS, LONE TREE, TRENTON CANYON, PHOENIX, DEEP POST, DEEP STAR, GOLD QUARRY AND MULE CANYON]

                                                                         Newmont

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                        PROCESSING PROFITABLE OUNCES (mm)

[BAR GRAPH DEPICTING THE FOLLOWING DATA]

                      1996        1997      1998         1999      2000E

Leach                 0.8388      0.8062    0.6925       0.6       0.696

Oxide Mill            0.7922      1.0008    0.9141       0.55      0.464

Ref. Mill             0.699       0.973     1.1634       1.35      1.74

Total cash cost       $232        $205      $209         $211      < $208
---------------       ----        ----      ----         ----      ------
Total prod cost       $302        $268      $273         $263      $260

                                                                         Newmont

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                      NEVADA - QUARTERLY PRODUCTION PROFILE

[TWO BAR GRAPHS DEPICTING THE FOLLOWING DATA]

                               1999                            2000
                               ----                            ----
                      1Q     2Q     3Q      4Q        1Q     2Q     3QE     4QE

                      607    585    597     709       609    672    750     850

Deep Post             -      -      100     800       125    800    1050    500
Ore (000) tons
Avg grade 0.53 opt


                                                                         Newmont

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                             GOLD MEDAL PERFORMANCE

Philosophy - driving out inefficiencies

Engaging the workforce to achieve excellence

Expected results

        Improved productivity

        Lower costs

        Higher cash flow


                                                                         Newmont

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                             MANAGING CASH FLOW

Nevada Capital Expenditures ($mm)
                                             1998          1999      2000E
Nevada Capital Expenditures ($mm)            470           590       690

Completed

-       Twin Creeks autoclaves

-       Lone Tree Flotation plant

-       Deep Star underground mine

-       Post stripping

-       Trenton Canyon

-       Mule Canyon

-       Bioleach/biomill process

Current expenditures

-       Deep Post underground

-       Gold Quarry expansion

Future expenditures

-       Phoenix

-       Twin Creeks expansion

-       Leeville


                                                                         Newmont

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                                 PHOENIX PROJECT

Historic mining district dating from 1860s

Gold reserves:        6.1 mm oz @ 0.037 opt

                      Significant upside potential

Copper reserves       430 mm lbs @ 0.15%


                                                                         Newmont

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                                 PHOENIX PROJECT

[PHOTOGRAPH OF PHOENIX PROJECT INDICATING LOCATION OF FORTITUDE PIT, COPPER BASIN, TOWN OF BATTLE MOUNTAIN AND COPPER CANYON]


                                                                         Newmont

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                                PHOENIX SYNERGIES

Mining rate:   40 - 45 mm tons/yr

               12 haul trucks       From Mesquite &

                2 shovels           Mule Canyon

                2 drills            saves $25 - 30 mm capital

                7 support equipment

Autoclave + SX-EW vs SART + smelting       saves $25/oz,

Nevada procurement and centralization      or $10 mm/yr LOM


                                                                         Newmont

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                         PHOENIX / LONE TREE INTEGRATION

[DIAGRAM WITH THE FOLLOWING STEPS: (PHOENIX PART) SAG MILL, BALL MILL, GRAVITY CIRCUIT (FREE GOLD PROCEEDS DIRECTLY TO GOLD BULLION), FLOTATION CIRCUIT (TAILS
EXIT), CONCENTRATE TRUCKED TO LONE TREE, (LONE TREE PART) LONE TREE AUTOCLAVE, SOLID/LIQUID SEPARATION, PART TO CU SX-EW, CU CATHODES AND SOLD AND PART TO CARBON-IN-LEACH, GOLD BULLION AND SOLD]


                                                                         Newmont

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                                     PHOENIX

Reserves:

        6.1mm ozs @ 0.037 opt

        Upside potential

Production:

Leach in Jan 2002

Mill in Jan 2003

        Gold              390,000 ozs

        Silver          1,350,000 ozs       Average Annual

        Copper         27,500,000 lbs

Total cash costs $150/oz - 13 year LOM

Cap Ex - $200mm


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                              PHOENIX CONTRIBUTION

As a project:

-    Best undeveloped gold project in North America

-    High return at $300 gold

As part of Newmont's NV base:

-    Secures  production  @ ~ 2.7 mm oz annually  2003 - 2007 @ a cash cost of

    ~$205/oz


                                                                         Newmont

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                             GOLD MEDAL PERFORMANCE

CARLIN OPERATIONS

TRENT TEMPEL
General Manager,
Carlin Operations

                                               [PHOTOGRAPH OF MINING OPERATIONS]


                                                                         Newmont

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                                 CARLIN PROFILE

                                                             % Total Nevada
                                                             --------------
Reserves 14.1 mm oz                                          =   50%

Mining 70 mm tons/yr                                         =   33%

Through Aug 2000 mine production - 1,383,000 oz              =   57%

Through Aug 2000 process production - 801,000 oz             =   46%

        Mining fleet
        ------------
41 trucks, 7 shovels


        Processing
        ----------
 1 roaster

 3 oxide mills

 4 oxide leach pads


                                                                         Newmont

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                    CARLIN ROASTER THROUGH AUGUST 2000 MATRIX

Roaster - 1.9 mm tons @ 0.276 opt,  88.4% recovery = 466,000 oz

85,000     tons from Lone Tree flotation @ 0.854 opt

312,000    tons from Carlin and Deep Star @ 0.447 opt

346,000    tons from Gold Quarry @ 0.157 opt

1,029,000  tons from Deep Post @ 0.232 opt

128,000    tons from other Carlin @ 0.164 opt


                                                                         Newmont

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                         IMPROVING RASTER PRODUCTIVITY

[THREE BAR DIAGRAMS DEPICTING THE FOLLOWING DATA]

Throughput (000 tons)

1998       1999       2000E

2325       2800       2900

Availability %

1998       1999       2000E

72         85         87.5

oz Produced (000)

1998       1999       2000E

470        590        690

Grade/recovery

           98         99         00E

Grade opt  0.23       0.25       0.28

Recovery   90%        90%        89%


                                                                         Newmont

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                                CARLIN HIGHLIGHTS

Deep Post total: 3 mm oz @ 0.74 opt

-       Open pit production through 1st half of 2001

-       Underground

        -      decline advanced 17,402 feet through September

        -      production 2Q 2001 through 2009

Gold Quarry expansion: 5.6 mm oz @ 0.06 opt

-       Stripping began in April

-       Mining from 2001 through 2009

-       Ounces produced from mid-2002 through 2012

Biomill project:

-       Currently on pad 2.5 mm @ 0.07 opt

-       Production through Mill 5 began in June


                                                                         Newmont

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                                CARLIN BIOMILLING

Capital:                                          $4.5 mm

Project tons:                                     25 mm @ 0.07 opt

Recovery rate:                                    projected to be 55-65%

Bio-oxidation cycle:                              100 - 180 days

Total production:                                 1.05 mm oz (80,000 oz in 2000)

Cash cost per ton processed:                      $7.50 - $8.00




                                                                         Newmont

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                             GOLD MEDAL PERFORMANCE

Management  -  Change Acceleration Process (CAP) session

New incentive compensation program

Safety bonus

Employee workout sessions

Reliability center maintenance at roaster

Lab productivity improvements (mapping)


                                                                         Newmont

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                          CARLIN DEEP POST UNDERGROUND

[PICTORAL DIAGRAM INDICATING LOCATIONS OF EL 4480 PORTALS NOV 1999, EL 4350 PORTAL APRIL 1999, LOWER POST-BETZE PIT, MAIN HAULAGE DECLINE, VENTILIATION RAISE, BACKFILL DECLINE, UG SHOP, UG BACKFILL PLANT, ACCESS RAMP AND RECENT DRILL RESULTS: 102'/1.43 OPT, 135'/1.25 OPT]


                                                                         Newmont

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                          CARLIN DEEP POST UNDERGROUND

LOM:                                              2.3 mm oz @ 0.77 opt

Commence production:                              2Q 2001

Annualized mining rate:                           1,500 tpd

Average annual production:                        380,000 oz (2003-2006)

Total cash costs:                                 $150/oz

Pre-production cap ex:                            $65 mm

Sustaining cap ex:                                $24 mm


                                                                         Newmont


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                             GOLD MEDAL PERFORMANCE

TWIN CREEKS OVERVIEW

ALI SOLTANI
General Manager,
Western Nevada

                                                [PHOTOGRAPH OF MINING OPERATION]

                                                                         Newmont


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                               TWIN CREEKS PROFILE

Newmont's largest Nevada mine

                                                                  % Total NV
                                                                  ----------

Reserves 6.9 million ozs                                                25%

Mining 100 million tons/yr                                              50%

Through 3rd qtr 2000 mine  production  808,000  contained  ozs          34%

Through  3rd  qtr  2000  process production 893,000 recovered ozs*      40%

Mining fleet

        33 trucks, 5 shovels

Processing

        2 autoclaves

        2 oxide mills

        3 oxide leach pads

Safety

        Recipient  of large  mine  safety  award by  Nevada  mining  association

*Includes Newmont foreign ore sources


                                                                         Newmont

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                             TWIN CREEKS AUTOCLAVES
                           1ST 3 QTRS OF 2000 MATRIX

Autoclaves - 2.445 Million Tons @ 0.264 opt - 90.6% Recovery = 584,000 ozs

2,145,000              Tons from Twin Creeks                      @ 0.146 opt

191,000                Tons  from Deep Star                       @ 1.128 opt

78,000                 Tons from Post                             @ 1.149 opt

31,000                 Tons from Lone Tree Flotation              @ 0.809 opt


                                                                         Newmont

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                        TWIN CREEK IMPROVED PRODUCTIVITY

[THREE LINES GRAPHS DEPICTING THE FOLLOWING DATA]

Manpower

1997    1998   1999   2000E

922     769    647    647

Oz. / Employee

1997    1998   1999   2000E

685     1218   1446   1522

Total Tons Mined / Employee

1997           1998          1999           2000E

124729        143043        159667          162287


                                                                         Newmont

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                            TWIN CREEK OPPORTUNITIES

Backfilling opportunity to reduce life-of-mine mining costs by 15%

Gold Medal Performance

-        Hot Change

-        Carbon Stripping

-        Haul Truck Transmissions


                                                                         Newmont

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                              TWIN CREEKS MEGA PIT

[AREA DIAGRAM INDICATING AREAS CONTAINING 1.0 MM CONTAINED OZS, 4.1 MM CONTAINED OZS. AND 1.8 MM CONTAINED OZS]

2000 - 20004

> $180 Gold Price

2004 - 2010

> $250 Gold Price

2006 - 2010

> $280 Gold Price


                                                                         Newmont

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                             GOLD MEDAL PERFORMANCE

LONE TREE COMPLEX OVERVIEW

Ali Soltani
General Manager,
Western Nevada

                                                                    [PHOTOGRAPH]

                                 Light Weight Truck Bed - 10% Higher Load Factor


                                                                         Newmont

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                            LONE TREE COMPLEX PROFILE

                                                                     % Total NV
                                                                     ----------
Reserves 2.5 million oz                                              9%

Mining 31 million tons/year                                          16%

Through 3rd qtr 2000 mine production - 425,000 oz                    18%

Through 3rd qtr 2000 process production - 318,000 ozs*               14%

Mining fleet - 19 trucks, 3 shovels, 2 backhoes

Processing

        Autoclave

        Flotation plant

        2 ROM leach pads

*Includes foreign ore processing but not concentrates processed at other sites


                                                                         Newmont


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                       LONE TREE COMPLEX PROFILE CONTINUED

Safety

        Process Operations - 7 years No LTA

        Mine Operations - 2 years No LTA

Productivity

        Autoclave

               15% Higher Throughput Rate in 2000 vs. 1999 Actual

               25% Lower Unit Costs in 2000 vs. 1999 Actual

        Flotation

               10% Higher Throughput Rate in 2000 vs. 1999 Actual

               10% Lower Unit Costs in 2000 vs. 1999 Actual


                                                                         Newmont

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                         LONE TREE COMPLEX OPPORTUNITIES

Infill drill program

Gold Medal Performance

Phoenix synergies

Western Nevada synergies

        Carbon handling

        Refining

        Mine resources

[LOCATION MAP GRAPHIC IDENTIFYING NEWMONT CHECKERBOARD PROPERTY AND NOTING LOCATION OF TWIN CREEKS, LONE TREE, TRENTON CANYON, PHOENIX, DEEP POST, DEEP STAR, GOLD QUARRY AND MULE CANYON]



                                                                         Newmont

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                             GOLD MEDAL PERFORMANCE

LEROY SCHUTZ
Manager,
Mine Geology Nevada

                                                [PHOTOGRAPH OF MINING OPERATION]



                                                                         Newmont

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                      LARGEST EXPLORATION PROGRAM IN NEVADA

[LOCATION MAP GRAPHIC IDENTIFYING NEWMONT CHECKERBOARD PROPERTY AND NOTING LOCATION OF TWIN CREEKS, LONE TREE, TRENTON CANYON, PHOENIX, DEEP POST, DEEP STAR, GOLD QUARRY AND MULE CANYON]



                                                                         Newmont

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                  NEVADA MINE GEOLOGY: MID-YEAR RESULTS UPDATE

Lone Tree:
-       55 holes  completed - excellent  assay  results in the Wayne Zone and in

        Antler carbonate rocks west of the Wayne Zone.

Gold Quarry:

-       Promising results for possible u/g operation at Chukar Footwall.

Hardie Footwall extension (Carlin East underground):

-       Underground  drilling defined local 0.40 to 1.00 oz/st pods.

Gold Margin underground drift:

- Continued exploration drifting and drilling in the Deep Post and Deep Star corridor.

Deep Post underground development:

-       Outstanding results in the first two levels of development drilling.


                                                                         Newmont

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                          LONE TREE RESERVE CONVERSION

-    Targeting 0.50 to 1.0 million ox for 2000.

-    Modeling gaps were drilled over 1 mile strike length, returning intercepts with higher than modeled grades.

-    Wayne Zone intercept:            168 ft/0.195 oz/st

-    Antler sequence intercept:       72 ft/0.249 oz/st



                                                                         Newmont

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                                    LONE TREE

[AREA DIAGRAM INDICATING LOCATION OF FOLLOWING]

Havallah Fm

Valmy Fm

Antler Sequence

Intrusive

Tertiary Sediments

                                                                         Newmont

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                      LONE TREE INFERRED RESOURCE DRILLING

[PHOTOGRAPH/DIAGRAM CROSS-SECTION OF MINING OPERATION INDICATING CURRENT PIT, MI ULTIMATE PIT, MII ULTIMATE PIT AND EXISTING HOLES AND THE STRATE OF QUAL, HAVALLAH FM. UPPER MEMBER, BASE OF OXIDATION, HAVALLAH FM. LOWER MEMBER, GOLCONDA, ANTLER SEQUENCE, TRHUST, FAULT, VALMY FM AND WAYNE ZONE]



                                                                         Newmont

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                    GOLD QUARRY - CHUKAR FOOTWALL UNDERGROUND

Chukar Footwall Target

-       26 core holes.  Average grade ~ .045 oz/ton.

-       Target lies 150 feed from Gold Quarry highwall

-       Gold  occurs in the same host  rocks as most North Area mines - Roberts

        Mountains formation

                                                                         Newmont

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                             CHUKAR FOOTWALL TARGET

[PHOTGRAPH/DIAGRAM   CROSS-SECTION  OF  MINING  OPERATION  WITH  SHADED  OVERLAY
INDICATING GOLD SHAPE]



                                                                         Newmont

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                            HARDIE FOOTWALL EXTENSION
                              (CARLIN UNDERGROUND)

-    Typical  gold  horizons  average  0.35 to 0.50 oz/st.  Recently  drilled

     "pods" containing  0.40 - 1.00 oz/st.

-    Drill data shows the Hardie Fault lies about 100 ft

     Northwest of modeled position, providing future expansion potential.



                                                                         Newmont

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                            HARDIE FOOTWALL EXTENSION

[MAP DIAGRAM INDICATING PRE-MINING UNDERGROUND OUTLINE AND HIGH GRADE EXTENSIONS TO ORE BODY RELATIVE TO HARDIE FAULT ZONE AND LEEVILLE FAULT ZONE]



                                                                         Newmont

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                   HARDIE FOOTWALL EXTENSION: SECTION 4550 NE

[MAP DIAGRAM INDICATING ORE SHAPE 0.2 OZ/ST AU AND 1995 ORE SHAPE 1.2 OZ/ST AU]



                                                                         Newmont

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                        GOLD MARGIN EXPLORATION DRILLING

-    Exploration target is well-positioned between two of Carlin Trend's highest grade mines - Deep Star and Deep Post

-    Drilling is in-progress from underground platforms

-    Drill intercepts indicate gold and pathfinder elements occur in structural setting similar to Deep Star and Deep Post

                                                                         Newmont

                         DEEP STAR - DEEP POST CORRIDOR

[ARIAL PHOTOGRAPH INDICATING LOCATION OF POST PIT, DEEP POST, NGC/BGMI BORDER, POST FAULT, DEEP STAR FAULT, EXPLORATION DRIFT, DRIFT ADVANCE (47% COMPLETE), DEEP STAR OREBODY AND GEN FAULT]


                                                                         Newmont

                         DEEP POST DEVELOPMENT DRILLING

-    First production level drilling shows outstanding  intercepts,  including 1 hole of 255 ft of 1.62 oz/st.

-    Drill  intercepts  10-20%  higher grade than  modeled.

-    Slight increase in high grade tons outside the model.

-    Top of deposit not fully defined.

                                                                         Newmont

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                                    DEEP POST

[AREA DIAGRAM INDICATING PLAN VIEW OF ELEVATION 4210]



                                                                         Newmont

                        DEEP POST DEVELOPMENT DRILLING

[AREA DIAGRAM INDICATING FINAL HIGHWALL POST 2ND SE PIT, CURRENTLY NOT IN RESERVES, 150' @ 1.490 OZ/ST AU IN BLASTHOLES, 102.0'/1.418 OZ/ST AU, 4270 A TOPCUT DRIFT, 40'/0.588 OZ/ST AU AND 133.5'/1.232 OZ/ST AU]

                                                                         Newmont

This presentation  contains  "forward-looking  statements" within the meaning of

Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to  be  covered  by  the  safe  harbor  created  thereby.  Such  forward-looking statements include,  without limitation,  (i) estimates of future earnings, (ii)

estimates of future gold production,  (iii) estimates of future production costs and (iv)  estimates  of  future  cash  flow.  Where  the  company  expresses  an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and  believed to have a  reasonable  basis.  However,

such  forward-looking  statements are subject to risks,  uncertainties and other factors  which  could  cause  actual  results to differ  materially  from future results  expressed  or implied by such  forward-looking  statements.  Such risks include,  but are not limited to, gold price  volatility,  increased  production costs and variances in ore grade or recovery  rates from those assumed in mining plans. For a more detailed discussion of such risks and other factors,  see Page

25 of the company's 1999 Annual Report on Form 10-K.